Exhibit (a)(5)(E)

OpenText Buys Actuate Corporation

Actuate Adds Powerful Analytics to OpenText

Waterloo, ON – January 16, 2015 – OpenText™ (NASDAQ: OTEX, TSX: OTC), a global leader in Enterprise Information Management (EIM), today announced that, through its wholly-owned subsidiary, Asteroid Acquisition Corporation, it has successfully completed its acquisition of Actuate Corporation (NASDAQ: BIRT), the leader in personalized analytics and insights. Actuate brings powerful analytics to the OpenText portfolio of products that enable customers to analyze and visualize a broad range of structured, semi-structured, and unstructured data.

Complementing OpenText’s existing information management and B2B integration offerings, Actuate offers increased business process efficiencies, greater brand experience and personalized insight for better and faster decisions via analytics and visualization. OpenText customers will now benefit from added analytic capabilities to their existing deployments and a new breed of analytics that provide insight across entire business flows.

“OpenText is committed to leading the EIM market place, and analytics is an imperative to enabling a Digital-First World,” said Mark J. Barrenechea, president and chief executive officer of OpenText. “Actuate is a market leading provider of analytics, visualization and big-data insights, with 20 years of experience enabling large enterprises, the embedded markets, and the developer. It is an honor to welcome Actuate customers, employees and partners to OpenText.”

Actuate will continue to serve the embedded analytics market, the developer, and will be deeply integrated into OpenText Products and OpenText, enabling OpenText to deliver analytics for the entire EIM suite based on a common platform, greatly reducing the total cost of ownership for OpenText customers and providing a comprehensive view that enables business insight on a more elevated, strategic level. Designed to be embeddable, developers can use the platform to enrich nearly any application, whether it is deployed on premises or in the cloud.

The founder of the popular integrated development environment (IDE), BIRT, Actuate developed BIRT iHub™, a world-class deployment platform that significantly improves the productivity of developers working on customer-facing applications. Currently, more than 3.5 million BIRT developers and OEMs use Actuate to build scalable, secure solutions that deliver personalized analytics and insights to more than 200 million customers, partners and employees.

The previously announced tender offer expired at 9:00 A.M., New York City time, on Friday, January 16, 2015, and was not extended. The depositary for the tender offer advised Asteroid Acquisition Corporation that, as of the expiration of the tender offer, a total of 39,385,288 shares were validly tendered and not withdrawn in the tender offer, representing a total of approximately 86.6% of Actuate’s outstanding shares (excluding shares tendered pursuant to guaranteed delivery procedures but not yet delivered and shares that were owned as of the dated of the commencement of the tender offer by Actuate, OpenText or any direct or indirect wholly-owned subsidiary of Actuate or OpenText). In addition, Notices of Guaranteed Delivery have been delivered with respect to 945,157 shares. Asteroid Acquisition Corporation accepted for payment all shares tendered in the tender offer and will pay for all such tendered shares as soon as practicable in accordance with the terms of the offer.

Asteroid Acquisition Corporation subsequently completed the merger without a vote of Actuate’s stockholders pursuant to Section 251(h) of the Delaware General Corporation Law, with Actuate surviving the merger as a wholly-owned subsidiary of OpenText. Actuate shares ceased trading on the NASDAQ Global Market on January 16, 2015. In connection with the merger, all remaining Actuate shares (other than shares held by OpenText or Actuate or any of their wholly-owned subsidiaries or held by any Actuate stockholder who properly exercised appraisal rights under Section 262 of the Delaware General Corporation Law) not validly tendered into, or withdrawn from, the tender offer will be cancelled and converted into the right to receive US$6.60 per share in cash, the same consideration per share offered in the tender offer.

Learn more about OpenText EIM:

•	Read OpenText CEO Mark Barrenechea’s blog
•	Connect with OpenText:
•	Twitter: @opentext
•	LinkedIn: http://www.linkedin.com/company/OpenText
•	Facebook: http://www.facebook.com/opentext

About OpenText

OpenText is the leader in Enterprise Information Management, helping customers to create a Digital-First World by simplifying, transforming, and accelerating their information needs. Over 100,000 customers already use OpenText solutions, either on premises or in our cloud. For more information about OpenText (NASDAQ: OTEX; TSX: OTC), please visit: www.opentext.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may contain words considered forward-looking statements or information under applicable securities laws. These statements are based on OpenText’s current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which the company operates. These statements are subject to important assumptions, risks and uncertainties that are difficult to predict, and the actual outcome may be materially different. OpenText’s assumptions, although considered reasonable by the company at the date of this press release, may prove to be inaccurate and consequently its actual results could differ materially from the expectations set out herein. For additional information with respect to risks and other factors which could occur, see OpenText’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other securities filings with the SEC and other securities regulators. Unless otherwise required by applicable securities laws, OpenText disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Copyright ©2015 Open Text Corporation. OpenText is a trademark or registered trademark of Open Text SA and/or Open Text ULC. The list of trademarks is not exhaustive of other trademarks, registered trademarks, product names, company names, brands and service names mentioned herein are property of Open Text SA or other respective owners. All rights reserved. For more information, visit: http://www.opentext.com/who-we-are/copyright-information.

Further information:

Kasey Holman

Vice President, Corporate Communications

Open Text Corporation

San Francisco: (415) 500-9551

kholman@opentext.com

Greg Secord

Vice President, Investor Relations

Open Text Corporation

San Francisco: (415) 963-0825

gsecord@opentext.com